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[CAMPBELL LOGO]           CAMPBELL RESOURCES INC.

                                  PRESS RELEASE
                              For immediate release

                ENCOURAGING RESULTS FROM DIAMOND DRILLING PROGRAM
                            AT THE COPPER RAND MINE.

MONTREAL, NOVEMBER 2ND, 2004 - CAMPBELL RESOURCES INC. ("CAMPBELL") (TSX-CCH, OTCBB-CBLRF) is greatly encouraged by results obtained from the definition drilling program currently underway at the Copper Rand Mine, property of Corporation Copper Rand Inc. and in which Campbell holds a 76% interest.

As of October 1st, 59 diamond drilled holes totalling 28,340 feet were completed between levels 4610 and 4830 (see details attached). The various geological characteristics, including copper and gold grades as well as ore thickness along the veins of Horizon-1, confirm results obtained in the exploration program completed in 1996-97.

Preliminary evaluation based on definition drilling results (grid of 50' x 50') indicate that 672,000 short tons of ore grading an average of 2.37% Cu and 0.065 oz Au/tc are available for mining between levels 4610 and 4830. For comparison purposes, the results which served as a base for the feasibility study of the Copper Rand 5000 project indicated, for Horizon-1, for the same levels spacing, resources totalling 402,200 short tons grading an average of 2.19% Cu and 0.069 oz Au/tc. Current preliminary results therefore indicate a 67% increase in available tonnage for this area of the mine as well as higher metal content for both copper and gold (67% and 57% respectively) compared to initial results.

According to Andre Fortier, president of Campbell Resources Inc.: "We were always confident that the Copper Rand deposit would be an economically feasible operation and the current results substantially exceed initial forecasts."

The Copper Rand 5000 project was initially based on resources (measured and indicated) estimated at 1.9 million short tons grading an average of 1.55% Cu and 0.097 oz Au/tc between levels 4030 and 5030 (ref.: Campbell Resources Inc. 2003 Annual Report - page 9 - Reserves and mineral resources). Mineralization at the Copper Rand Mine is comprised of multiple veins grouped along two distinct horizons (Horizon-1 and Horizon-2) known as the Hanging-Wall Zone. To date, only a portion of Horizon-1, between levels 4610 and 4830, has been covered by the current drilling program.

The definition drilling program will continue throughout the year to outline the various existing veins.

Development work is progressing normally. In October, progression on two levels of cross-cuts and drifts allowed for the extraction of more than 1,000 short tons of ore. Final testing and calibration of the 4000-foot conveyor are nearly completed. The conveyor should be operational in early November. At the mill, the crushing circuit is functional and testing of the grinding circuit is underway. The first tons of concentrate will be delivered in the second half of November. Production will then gradually increase to full commercial level by January 2005.

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Campbell Resources is a mining company focusing mainly in the Chibougamau region of Quebec, holding interests in gold and gold-copper exploration and mining properties.

The technical parameters used are similar to those described in the 2003 Campbell Resources Annual Report (Reserves and mineral resources). However, for the October 2004 evaluation, the polygon method was used compared to the bloc method in 1996-97. In the current context and based on identical data the use of either method will not significantly alter tonnage and grade estimates.

Qualified person

All work carried out by the personnel of Campbell Resources, was done so under the supervision of Qualified Persons. Work on Copper Rand was supervised by Linda Desjardins, geol., Chief geologist. Madame Desjardins is a qualified person as defined by National Instrument 43-101. He has 16 years of experience in mining.

Assay Procedures

Samples from half of the split core were sent to our laboratory in Chibougamau, Quebec for gold and copper assaying. The samples were ground to better than 70% -200 mesh. A representative, 100 to 250 gram split of the -10 mesh fraction was pulverized to better than 85% - 200 mesh and homogenized. A 5-gram split of the pulp was assayed by atomic absorption. Check-assays were conducted on the rejects (14.58 gram) using fire assay for samples assaying greater than 3.45 g/t Au (0.100 opt Au), and with gravimetric finish for those assaying greater than 10 g/t Au (0.292 opt Au).


Portions of the original pulp of samples within the mineralized zone will be sent to a second, independent laboratory for additional check-assaying. Standards were included with the sample batches sent to the laboratory as an integral part of the quality control program. The other half of the split core is held at the Joe Mann Mine core shack for future reference.

Forward-Looking Statements

Certain information contained in this release contains "Forward-Looking Statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and is subject to certain risks and uncertainties, including those "Risk Factors" set forth in the Campbell's current Annual Report on Form 20-F for the year ended December 31, 2003. Such factors include, but are not limited to: differences between estimated and actual mineral reserves and resources; changes to exploration, development and mining plans due to prudent reaction of management to ongoing exploration results, engineering and financial concerns; and fluctuations in the gold price which affect the profitability and mineral reserves and resources of Campbell. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Campbell undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect unanticipated events or developments.

                                     - 30 -


FOR MORE INFORMATION:

CAMPBELL RESOURCES INC.                                   Renmark Financial Communications Inc.
Andre Fortier, President and Chief Executive Officer      Henri Perron, hperron@renmarkfinancial.com
Tel.: 514-875-9037                                        John Boidman, jboidman@renmarkfinancial.com
Fax: 514-875-9764                                         Media : Cynthia Lane-Filiatrault : clane@renmarkfinancial.com
afortier@campbellresources.com                            Tel.: 514-939-3989
www.campbellresources.com                                 Fax: 514-939-3717
                                                          www.renmarkfinancial.com

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                                    ANNEXE 1

THE FOLLOWING TABLE RESUMES THE BEST UP-TO-DATE RESULTS:

 HOLE #               TARGET                CU (%)          AU (OZ/TC)     CORE LENGTH. (FT.)     HORIZON
-------          ----------------           ------          ----------     ------------------     -------
469R1               level 4730               4.11              0.313              13.1              1-4
469R1               level 4810               2.38              0.052              12.3              1-1
469R10              level 4610               5.29              0.259               11               1-1
469R24           + 40' lev. 4690             2.89              0.058              63.7              1-1
469R25           + 25' lev. 4630             3.18              0.081              52.6              1-1
469R27              level 4690               0.92              0.156              8.4               1-1
469R28              level 4690               6.84              0.053              4.2               1-1
469R3               level 4730               3.95              0.135              8.9               1-1
469R32               lev 4450                1.75              0.061              14.6              1-0
469R34               lev 4390                1.56              0.132              23.9              1-1
469R4                lev 4610                1.83              0.091              8.7               1-1
469R5                lev 4730                3.91              0.153              20.6              1-1
469R50            +30' lev 4790              2.83              0.096              7.7               1-1
469R50            +20' lev 4790              1.36              0.072              18.2              1-1
469R50               lev 4730                1.05              0.106              9.9               1-1
469R56            +20' lev 4790              4.87              0.177              10.5              1-1
469R56              level 4730               1.05              0.196              5.8               1-1
469R57              level 4790               2.13              0.023              4.7               1-3
469R6               level 4690               7.22              0.045              43.3              1-1
469R62            +25' lev 4790              1.83              0.020              26.7              1-1
469R63              level 4790               4.27              0.026              6.6               1-1
469R63            -20' lev 4730              0.67              0.144              6.3               1-1
469R7               level 4610               1.22              0.081              32.2              1-1
469R9               level 4690               2.18              0.042              11.9              1-1
473R1               level 4730               2.73              0.068              24.3            1-1, 1-3
473R1               level 4730               2.24              0.036              16.1              1-1
473R15              level 4690               1.48              0.084              8.0               1-3
473R17              level 4690               3.61              0.097              18.0              1-3
473R18              level 4690               3.37              0.103              29.8              1-1
473R18              level 4690               2.29              0.064              30.7              1-1
473R19              Level 4610               2.57              0.018              4.5               1-3
473R2               level 4730               2.14              0.038              43.5              1-3
473R2               level 4730               1.21              0.033              20.4              1-1
473R20              level 4690               3.98              0.079              55.8              1-3
473R21              level 4610               1.40              0.063              17.4              1-3
473R24            +20' lev 4790              6.37              0.064              27.0              1-1
473R25            -40' lev 4790              4.55              0.097              45.2              1-3
473R26              level 4790               2.94              0.077              60.9              1-1
473R27             -65'lev 4790              7.31              0.054              27.3            1-1;1-3
473R28            +20' lev 4790              4.60              0.143              54.9              1-1
473R28            +30' lev 4790              1.19              0.027              4.0               1-1
473R29            -25' lev 4790              3.75              0.119              26.0              1-3
473R3               level 4730               1.85              0.034              9.3               1-3
473R30              level 4690               4.54              0.033              7.7               1-1?
473R31           +15' level 4790             6.43              0.087              25.2              1-3
473R31              level 4790               2.07              0.037              10.1              1-1
473R31            +30' lev 4790              5.17              0.160              8.1             1-1(HW)
473R32            -30' lev 4790              6.14              0.190              18.6              1-3
473R32             -65' lev4790              2.49              0.045              8.5               1-1
473R33            +15' lev 4790              4.19              0.151              34.0              1-3
473R38            +15' lev 4790              2.39              0.042              30.2              1-1
473R39            -30' lev 4790              2.13              0.055              22.9              1-3
473R6               level 4730               2.21              0.040              8.7               1-3
473R8               level 4730               2.47              0.099              59.8              1-3
473R9               level 4730               2.59              0.046              26.5              1-3
R469R4              level 4690               2.77              0.055              5.6               1-1
R469R7           + 45' lev. 4690             4.15              0.250              5.1               1-4